May 31, 2019

VIA EDGAR

Attn:  Mr. Ken Ellington

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549

Re:      Versus Capital Real Assets Fund LLC (the “Fund”)

            File Nos. 333-172947 and 811-22534 and

Dear Mr. Ellington:

The purpose of this letter is to respond to oral comments received by the Fund from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 29, 2019, regarding the Fund’s Annual Report for the period ended March 31, 2018, filed on Form N-CSR on May 31, 2018.

For your convenience, the Staff’s comments have been reproduced in bold typefaces and are immediately followed by the Fund’s responses.

1.      Staff Comment:    Please disclose end of period interest rate for money market funds (See Rule 12-12, footnote 4 of Reg S-X);

Response: The Fund will disclose end of period interest rate for money market funds in future filings and has done so in its N-CSR filed on May 31, 2019.

2.      Staff Comment:   Indicate each holding whose value was determined by using significant unobservable inputs (See Rule 12-12, footnote 9 of Reg S-X);

Response:  The Fund will indicate, via footnote in the financial statements in all future filings, all holdings whose value was determined by using significant unobservable inputs and has done so in its N-CSR filed on May 31, 2019.

3.      Staff Comment:           For the investment in Frija LP- identified as private debt paying interest in kind - description should include information on terms of debt such as interest rate and maturity for securities that generate payment in kind income (See Rule 12-12, footnote 4 of Reg S-X);

Response: The Fund included in the security description information on the interest rate and maturity for all private debt paying interest in-kind in its N-CSR filed on May 31, 2019.

4.      Staff Comment:           Note 6- Need general description of terms upon which investor may redeem investments in the class, such as quarterly redemptions within 60 days’ notice.  It is handled properly in the Multi-Manager fund.

      Response:   - We assume this staff comment is intended to note that footnote (c) in Note 6 of the Fund’s Financial Statements does not describe the periodic redemption terms applicable to the restricted securities that the Fund invests in. The Fund will include this information in the Note regarding Restricted Securities in all future filings and has done so in its N-CSR filed on May 31, 2019.

5.      Staff Comment:           Item 4, E-2 (b) and (c)- Shouldn’t the 100% actually be zero?  This is a confusing section, but the form is asking for situations where the pre-approval was waived.  The 100% seems like situations where approvals were obtained.

Response:  In its N-CSR filed May 31, 2019, the Fund has indicated the following:

(e)(2)   The percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X are as follows:

                       (b)   0%

                       (c)   0%

                       (d)   N/A

6.      Staff Comment:           Need to use the new form N-CSR that went effective on 8/1/2017.  See Investment Company Reporting Modernization FAQ #2;

      Response: The Fund will use the new form N-CSR that became effective August 1, 2017 for all future filings and has done so in its N-CSR filed on May 31, 2019.

7.   Staff Comment:             Form N-CSR filed on May 31, 2018 had incorrect file number.  It had Multi-Manager file number.

Response:   The Fund will use the correct file number on all future filings and has utilized the appropriate file number in its N-CSR filed on May 31, 2019.

8.   Staff Comment:             Amended Form N-CSR-S was filed using incorrect EDGAR form.  Need to use N-CSR –A form when filing amended semi-annual reports;

Response:  The Fund will use Form N-CSR –A when filing amended reports in the future.

9.   Staff Comment:             In respect of the approval of Investment Advisory Agreements, disclosure was in 486-A filing in January, but it also needs to go in Annual or Semi-Annual Report as required by Form N-2, item 24, instruction 6.

Response: In an attempt to be responsive to previous comments from the staff, the Fund incorporated language regarding the investment advisory agreements approved prior to the Fund’s launch in 2017 in its 486a filing made in January 2019.  Given the length of time that has passed and the fact that these approvals were included in the January 2019 486a filing, we do not believe it would be valuable to shareholders to amend the March 31, 2018 annual report to include language related to these approvals.  However, we acknowledge the need to include this language and have included detailed descriptions of the approval process for subsequent advisory agreement approvals in its N-CSR filed on May 31, 2019 and will do so for all approvals going forward.

* * *

            In connection with these responses to the Staff’s comments, the Fund hereby acknowledges the following:

•        the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•        the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to any filing; and

•        the Fund may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these revised disclosures have adequately addressed your concerns.  If you have any questions, please call me at (303) 694-6555 or Mr. William Fuhs, President of the Fund, at (303) 895-3773.

                                                Best Regards,

                                                                        /s/ John Gordon

                                                Chief Financial Officer

cc:        William Fuhs, President

            Steven Andersen, CCO

            Versus Capital Multi-Manager Real Estate Income Fund LLC

            Versus Capital Real Assets Fund LLC